May 21, 2008 Goldman Sachs Ninth Annual Internet Conference

2 Forward-Looking Statement and Risk Factors This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on current expectations, estimates and projections about United Online’s operations, industry, financial condition, performance and results of operations. Statements containing words such as “guidance,” “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “projections,” “business outlook,” and “estimate” or similar expressions constitute forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements include, without limitation, expectations regarding future: financial performance; depreciation and amortization; stock-based compensation; restructuring and related charges; business strategies and product plans of United Online; statements regarding the anticipated impact or benefits of pending acquisitions, including the pending acquisition of FTD Group, Inc.; and other transactions described or referenced herein. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted. Reported results should not be considered an indication of future performance. Potential risks and uncertainties include, among others: the effect of competition; United Online’s inability to retain its free and pay accounts and the rate at which free and pay accounts sign up for or use United Online’s services; changes in pay accounts and the mix of pay accounts; United Online’s inability to increase or maintain its advertising revenues; the effects of changes in marketing expenditures or shifts in marketing expenditures; the effects of seasonality; changes in stock- based compensation; changes in amortization or depreciation due to a variety of factors; potential write down, reserve against or impairment of assets including receivables, goodwill, intangibles or other assets including capitalized transaction-related costs associated with the potential initial public offering (IPO) by United Online’s subsidiary, Classmates Media Corporation, and United Online’s pending acquisition of FTD Group; that United Online will incur additional restructuring and related charges or currently anticipated restructuring and related charges will be greater than anticipated; risks associated with the commercialization of new services; changes in tax laws, United Online’s business or other factors that would impact anticipated tax benefits; United Online’s ability to successfully identify, consummate and integrate acquisitions; United Online’s ability to obtain additional financing; problems associated with United Online’s operations, systems or technologies; United Online’s inability to retain key customers and key personnel; risks associated with litigation; governmental regulation; and the effects of discontinuing or discontinued business operations. In addition, the payment of future dividends and any possible share repurchases are discretionary and will be subject to determination by the Board of Directors each quarter and from time to time following its review of United Online’s financial performance and other factors. From time to time, United Online considers acquisitions or divestitures that, if consummated, could be material. Forward-looking statements regarding financial metrics are based upon the assumption that no such acquisition, including the proposed FTD Group acquisition, or divestiture is consummated during the relevant periods. If an acquisition or divestiture were consummated, actual results could differ materially from any for ward-looking statements. More information about potential factors that could affect United Online’s business and financial results is included in United Online’s annual and quarterly reports filed with the Securities and Exchange Commission (SEC) (http://www.sec.gov), including, without limitation, information under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.” In addition, statements contained in this document regarding the consummation and potential timing and benefits of the pending acquisition of FTD Group and estimates and projections about the operations and business of United Online and FTD Group are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities and Exchange Act of 1934, as amended, as well as the Private Securities Litigation Reform Act of 1995, and are made under its safe-harbor provisions. Such forward-looking statements are based on management’s current expectations, estimates and projections and include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby. Factors that could cause actual results to differ materially include, but are not limited to: failure to satisfy any of the conditions to complete the acquisition; failure of the transaction to be accretive when anticipated, if ever; failure to obtain financing to complete the transaction; inability to successfully integrate the businesses and operations of United Online and FTD Group; failure to achieve cost savings and other benefits of the proposed transaction; the impact of, and restrictions associated with, the debt incurred in connection with the transaction; transaction costs being greater than anticipated; unanticipated delays as a result of regulatory issues or other factors; risks associated with the combined businesses and other effects of, and the increased leverage of costs associated with, the proposed transaction and the timing of the proposed transaction; as well as the risk factors relating to each business as disclosed in United Online’s and FTD Group’s respective filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as the date hereof. Except as required by law, United Online undertakes no obligation to publicly release the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. All information contained in this document regarding FTD Group is taken from the documents filed or furnished as applicable by FTD Group with the SEC, and United Online does not make any representations with respect to, or assume any responsibility for the accuracy or completeness of the information contained in, any documents filed or furnished, as applicable, by FTD Group with the SEC.

3 Additional Information UNITED ONLINE INTENDS TO FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4, WHICH WILL INCLUDE A PROXY STATEMENT/PROSPECTUS OF UNITED ONLINE AND FTD GROUP AND OTHER RELEVANT MATERIALS IN CONNECTION WITH THE PROPOSED TRANSACTION. THE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE STOCKHOLDERS OF FTD GROUP. INVESTORS AND FTD GROUP STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AND ANY AND ALL AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain a free copy of the proxy statement/prospectus (when available), as well as other documents filed by United Online and FTD Group with the SEC, at the SEC’s Web site at http://www.sec.gov. Investors and stockholders may also obtain a free copy of the proxy statement/prospectus and registration statement and the respective filings with the SEC directly from United Online by directing a request to Erik Randerson at 818- 287-3350. Investors and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

United Online Overview and Q1 2008 Financial Highlights FTD Acquisition Appendix Agenda

5 We Operate Two Segments With Different Objectives online social networking online loyalty marketing Internet access services Classmates Media Segment: Objective: Achieve Strong Top-Line and Bottom-Line Growth Objective: Manage Segment for Cash Flows and Profitability Communications Segment Communications Segment:

6 • Classmates Media “growth” business has delivered impressive top-line and bottom-line results. • Communications (ISP) “cash flow” business generates strong free cash flow. • Hybrid business model (subscription / advertising) performed very well in a difficult economic environment during Q1 2008. • Pending acquisition of FTD Group is expected to provide compelling benefits to the combined company. Investment Themes

7 We Have Achieved Record Adjusted OIBDA(1) While Executing Diversification Strategy (1) Footnote (1) of the Appendix defines Adjusted OIBDA. A reconciliation to its most comparable GAAP measure, Operating Income, is provided in the Appendix. The Company’s definition of Adjusted OIBDA has been modified from time to time. Adjusted OIBDA(1) ($MM) (rounded to nearest $MM) $32 $74 $114 $134 $146 $148 0 30 60 90 120 150 2002 2003 2004 2005 2006 2007 6 Consecutive Years of Record Adjusted OIBDA(1) Adjusted OIBDA(1) as a % of Consolidated Revenues 13.9% 21.7% 25.3% 25.5% 27.9% 28.9% 0% 10% 20% 30% 2002 2003 2004 2005 2006 2007 6 Consecutive Years of Record Performance

8 Classmates Media Segment Adjusted OIBDA(1) as a % of Segment Revenues Strong Operating Margins in Both Segments During Q1 2008 12.2% 22.8% Q1 2007 Q1 2008 Communications Segment Adjusted OIBDA(1) as a % of Segment Revenues 33.5% 38.4% Q1 2007 Q1 2008 (1) Footnote (1) in the Appendix defines Segment Adjusted OIBDA as a Percentage of Segment Revenues. A reconciliation to its most comparable GAAP measure, Segment Income from Operations, is provided in the Appendix. Consolidated United Online Adjusted OIBDA(1) as a % of Total Revenues 26.5% 31.7% Q1 2007 Q1 2008

9 Free Cash Flow(1) ($MM) $168.0 $224.0 Q1 2007 Q1 2008 Cash, Cash Equivalents and Short-Term Investments ($MM) $20.3 $26.6 Q1 2007 Q1 2008 Strong Generation of Free Cash Flow(1) Further Strengthens Balance Sheet (1) Footnote (3) of the Appendix defines Free Cash Flow. A reconciliation to its most comparable GAAP measure, Net Cash Provided By Operating Activities, is provided in the Appendix. Growth of $56.0 MM Achieved While Paying $58.0 MM in Dividends 31% Increase

10 $14.6 $163.2 Q1 2008 Program to Date Dividends Paid ($MM) 2% 2% 2% 1% 7% ADI MOT MSFT QCOM UNTD Dividend Yields in Technology(1) (1) Dividend yields reported by Yahoo! Finance as of May 14, 2008. As previously announced, following the closing of the proposed transaction with FTD Group, Inc., United Online expects to decrease its regular quarterly cash dividend from $0.20 per share to $0.10 per share. Consistently Returning Cash to Shareholders: Declared 13th Consecutive $0.20 Quarterly Cash Dividend in Q2 2008 UNTD Has Paid $163 MM in Cash Dividends Since 2005 (Q2 2005 – Q1 2008)

11 Classmates Media Segment: Financial Highlights Strategic Intent: Objective: Achieve Strong Top-Line and Bottom-Line Growth Key Brands:

12 Classmates Web Redesign Creates A Better User Experience Previous Classmates Web Site New Classmates Web Site

13 Classmates: Several New Features for 2008 Local Communities Group Interactions Interest Matcher Customizable Profile Launched in Q1 Planned for Q2 Selected features shown above are highlights, not a complete representation of the Classmates roadmap for 2008.

14 1,945 2,029 2,079 2,169 2,433 2,710 2,983 3,199 3,521 0 1,000 2,000 3,000 Q1 ‘06 Q2 ‘06 Q3 ‘06 Q4 ‘06 Q1 ‘07 Q2 ‘07 Q3 ‘07 Q4 ‘07 Q1 ‘08 Rapid Growth in Pay Accounts Has Been The Catalyst for Classmates Media Segment Growth (1) Footnote (2) in the Appendix defines Pay Accounts. Record 322,000 Net Growth in Q1 2008 Classmates Media Segment Pay Accounts(1) (000’s) Avg. Quarterly Increase 75K Avg. Quarterly Increase 270K

15 MyPoints: Leading Online Loyalty Marketing Service Loyalty Well-Known Advertisers Data Actions Points Rewards Registration Activities Currency Gift cards Email Targeted Offers 8+ million registered accounts Loyalty

16 Classmates Media Segment Has Delivered Strong Growth $42.4 $51.9 Q1 2007 Q1 2008 Classmates Media Segment Revenues ($MM) $5.2 $11.8 Q1 2007 Q1 2008 Classmates Media Segment Adjusted OIBDA(1) ($MM) 12.2% 22.8% Q1 2007 Q1 2008 Classmates Media Segment Adjusted OIBDA as a % of Segment Revenues(1) (1) Footnote (1) in the Appendix defines Segment Adjusted OIBDA and Segment Adjusted OIBDA as a % of Segment Revenues. A reconciliation to its most comparable GAAP measure, Segment Income from Operations, is provided in the Appendix. 129% Increase 22% Increase

17 Communications Segment: Financial Highlights Objective: Manage Segment for Cash Flows and Profitability Strategic Intent: Key Brands:

18 NetZero Retail Promotion Display Representative Partners Established Distribution Partnerships With Retailers and Personal Computer Manufacturers Also established distribution partnerships with 4 of top 5 U.S. PC manufacturers.

19 Dial-Up Opportunity Most Attractive in Rural Areas Where Broadband Choices Are Limited Home Broadband Penetration By Community Type Source: Pew Internet and American Life Project, 2007.

20 Communications Segment Pay Accounts(1) Summary 3,149 2,967 2,833 2,685 2,551 2,408 2,256 2,150 2,043 0 1,000 2,000 3,000 4,000 Q1 ‘06 Q2 ‘06 Q3 ‘06 Q4 ‘06 Q1 ‘07 Q2 ‘07 Q3 ‘07 Q4 ‘07 Q1 ‘08 (1) Segment Pay Accounts were reduced by 18,000 during Q3 2007 and 6,000 during Q4 2007 related to the Company’s decisions to exit the photo sharing and VoIP businesses, respectively. Footnote (2) in the Appendix defines Pay Accounts. Communications Segment Pay Accounts(1) (000’s) Avg. Quarterly Decline 107K Avg. Quarterly Decline 149K Reduced Losses Past Two Quarters

21 Communications Segment Has Delivered on Our Profitability Objective Segment Adjusted OIBDA Decreases Much Less Than Revenues, Resulting in Record Margins $87.4 $69.9 Q1 2007 Q1 2008 Communications Segment Revenues ($MM) $29.3 $26.8 Q1 2007 Q1 2008 Communications Segment Adjusted OIBDA(1) ($MM) Communications Segment Adjusted OIBDA as a % of Segment Revenues(1) 33.5% 38.4% Q1 2007 Q1 2008 Adjusted OIBDA Declined Y-o-Y Much Less Than Revenues Record Performance in Q1 2008 (1) Footnote (1) in the Appendix defines Segment Adjusted OIBDA and Segment Adjusted OIBDA as a Percentage of Segment Revenues. A reconciliation to its most comparable GAAP measure, Segment Income from Operations, is provided in the Appendix.

United Online Overview and Q1 Financial Highlights FTD Acquisition Appendix Agenda

23 United Online to Acquire FTD Group Total Consideration $15.08 per FTD share, representing approximately $800MM in total consideration – $7.34 cash / $3.31 UNTD Senior Notes / $4.43 UNTD stock(1) If United Online raises an additional $100MM in debt financing, it may replace the UNTD Senior Notes with additional cash consideration and reduce the purchase price to $14.58/share ($10.15 cash / $4.43 UNTD stock(1)) Pro Forma Ownership Pro forma equity ownership following close — United Online stockholders 85% / FTD stockholders 15% — Leonard Green & Partners (32% holder of FTD) has agreed to vote in favor of transaction, pursuant to a voting agreement Financing United Online to issue $475MM of new debt to finance the acquisition; pro forma leverage 1.9x(2) — $375MM of Senior term loans at FTD non-recourse to United Online parent — Committed financing provided by Wells Fargo — $100MM of Senior notes at United Online and guaranteed by all of United Online’s existing domestic subsidiaries and secured by a pledge of the stock of Classmates Media Corporation Closing Expected closing in third quarter, 2008 — Financing, marketing process and stockholder proxy solicitation in Q3, 2008 Transaction Summary and Timeline Note: FTD fiscal year ends on June 30 (1) Based upon a fixed exchange ratio of 0.4087 United Online shares (at $10.83 as of April 29, 2008) per FTD share. (2) Calculated based on total debt to proforma combined reported UNTD Adjusted OIBDA and FTD Adjusted EBITDA for the 12 months ended December 31, 2007. Excludes a $75MM revolving line of credit which will be undrawn at closing.

24 FTD Acquisition Strategic Rationale The Acquisition Provides Compelling Benefits to United Online: Expansion into Attractive Market Segment The transaction enables United Online to participate in a large floral market that is experiencing significant growth in the Internet sector, and provides additional revenue streams, e-commerce and retail, for United Online Attractive Financial Characteristics The FTD acquisition is expected to provide stable and recurring cash flows and attractive growth opportunities for the combined company. The FTD acquisition is expected to be accretive to GAAP diluted net income per share beginning in the second quarter of 2009 Diversification of Revenue Streams The FTD acquisition results in United Online’s Communications segment revenues (principally driven by the NetZero and Juno Internet access services) representing less than 25% of total United Online revenues. It also provides additional revenue streams, e-commerce and retail, to complement the Classmates Media and Communications businesses under the United Online umbrella Expanded Marketing Opportunities and Efficiencies Expanded marketing opportunities and efficiencies include deploying United Online’s proven marketing expertise and cross-selling FTD products to United Online’s existing over 50MM registered consumer accounts that have similar demographic characteristics as FTD’s customer base Significant Increase in Scale The transaction results in combined company revenues of approximately $1.1 billion, and combined company operating income of approximately $175 million for the 12 months ended December 31, 2007

25 Commentary World-Class Consumer Brand Large Internet Component Untapped Marketing Potential Earnings Accretion Potential Revenue Synergies An iconic brand with exceptional brand recognition among consumers, offering floral products in the U.S., Canada, the U.K and the Republic of Ireland #1 brand name in sector(1); supported by the Mercury Man logo, which is displayed in approximately 45,000 floral shops worldwide Floral industry (U.S.) is a $20bn market(2) in the early stages of a secular shift to the Internet channel 90% of FTD’s consumer orders originate on the Internet Significant opportunities to enhance FTD’s online customer acquisition, customer list monetization and Web site design United Online has a proven track record for delivering improved marketing efficiency following acquisitions The FTD acquisition is expected to be accretive to GAAP diluted net income per share beginning in the second quarter of 2009 Over 50MM registered consumer accounts at United Online have demographic characteristics consistent with FTD’s customer base Ability to leverage MyPoints loyalty marketing assets to encourage repeat purchases by FTD customers FTD is an Excellent Fit with United Online’s Acquisition Criteria Acquisition Criteria (1) Parthenon Report, 2008 (2) Department of Commerce, Bureau of Economic Analysis

26 CY2007 Revenue Combined Financial Highlights 45% 55% UNTD FTD CY2007 UNTD Adjusted OIBDA(1) and FTD Adjusted EBITDA(2) 61% 39% UNTD FTD Q4 2007 Revenue 55% 26% 19% Communications Classmates Media Corp. FTD $475MM Total Debt ($375MM Term Loans & $100MM Senior Notes) Diversified revenue base of over $1.1bn in CY 2007 Note: FTD fiscal year ends on June 30 (1) Footnote (1) of the Appendix defines Adjusted OIBDA. A reconciliation to its most comparable GAAP measure, Operating Income, is provided in the Appendix. (2) Footnote (4) of the Appendix defines Adjusted EBITDA. A reconciliation to its most comparable GAAP measure, Net Income, is provided in the Appendix. (3) Calculated based on total debt to combined reported UNTD Adjusted OIBDA and FTD Adjusted EBITDA for the 12 months ended December 31, 2007. Excludes a $75MM revolving line of credit which will be undrawn at closing. 79% 21% Term Loans Senior Notes Proforma leverage of 1.9x(3) on $244MM Adjusted OIBDA / Adjusted EBITDA

27 FTD Business Overview Strong competitive position — Sector-leading consumer brand awareness(1) Highly profitable with strong operating cash flows and EBITDA margins Opportunities to further improve results via focused investment in Internet marketing initiatives Poised to capitalize on migration of flower purchases online Extensive network of florist members and repeat consumer customers in U.S., Canada, the U.K. and the Republic of Ireland — Mercury man logo appears in approximately 45,000 floral shops globally Corporate operations in U.S. and U.K. (HQ near Chicago) (1) Parthenon Report, 2008 FTD E-Commerce Web Site (www.ftd.com) Specialty Gift Partners: FTD: The Premier Floral Brand

28 Attractive Industry Fundamentals 2 2 We believe the floral industry is relatively recession resistant, as most purchases are driven by obligatory gift giving events Large Floral Industry $2.3 $4.8 2007 2012 (E) Secular Shift to Floral Purchases Online ($bn) Online Sales Online Floral Sales(2) 15% CAGR (1) Department of Commerce, Bureau of Economic Analysis (2) “US eCommerce Forecast: 2008 To 2012,” Forrester Research, Inc., January 2008 $20bn Market(1) (2% CAGR 2002-2007) 12%

29 Nearly Identical Consumer Demographics Will Facilitate Major Cross-Marketing Opportunity 41% 59% 70% 30% 65% 35% 32% 68% 60% 40% 16% 84% Gender Profile Income Profile Female Male = $50,000 < $50,000 Age Profile 16% 84% 18% 82% 22% 78% = 35 < 35 United Online Member Demographics by Property(1) (1) Nielsen Online, @Plan, Spring 2008 Release (U.S., 18+)

30 FTD Has A Favorable Competitive Position We believe FTD is the only floral company with a strong presence in all categories Note: Symbols above represent the Company’s estimates of degrees of market presence. Market Presence by Floral Industry Segment Florist International Grocery Consumer

31 FTD Summary Financial Performance $96 CY2007 FTD Adjusted EBITDA(1) ($MM) $281 $181 $170 CY2007 Consumer Florist International FTD Revenue ($MM) $632 Consolidated FTD Note: FTD fiscal year ends on June 30 (1) Footnote (4) of the Appendix defined Adjusted EBITDA. A reconciliation to its most comparable GAAP measure, Net Income, is provided in the Appendix.

32 Opportunities for Enhancing FTD Growth Through Multiple New Marketing Initiatives Increased Scale in Purchasing Media Improve Search Optimization Enhance Brand Awareness Improve Direct Marketing Redesign Web Site Optimize Marketing Spend Across Channels Increased Focus on Building Florist Business

33 Anticipated Revenue Synergies Increase FTD customer base by marketing to United Online’s over 50MM registered consumer accounts Pursue potential long-term rewards program for FTD and FTD’s florist network by integrating United Online’s MyPoints loyalty marketing program Over 50MM Registered Consumer Accounts

34 CY2007 Revenue ($MM) Combined Organization Financials Summary $514 $632 UNTD FTD Over $1.1bn in revenue from combined organization $148 $96 UNTD FTD (1) Footnote (1) of the Appendix defines Adjusted OIBDA. A reconciliation to its most comparable GAAP measure, Operating Income, is provided in the Appendix. (2) Footnote (4) of the Appendix defines Adjusted EBITDA. A reconciliation to its most comparable GAAP measure, Net Income, is provided in the Appendix. CY2007 UNTD Adjusted OIBDA(1) and FTD Adjusted EBITDA(2) ($MM) More than $240MM from combined organization Note: FTD fiscal year ends on June 30

35 FTD Provides Significant Revenue Diversification Combined Revenues By Type (Q4 2007) 19% 26% 55% Communications Classmates Media FTD Note: FTD fiscal year ends on June 30

36 FTD Adds Scale to United Online’s Cash Flows United Online Net Cash Provided By Operating Activities ($MM) FTD Net Cash Provided by Operating Activities ($MM) $43 $52 CY2006 CY2007 $101 $127 CY2006 CY2007 Note: FTD fiscal year ends on June 30

United Online Overview and Q1 Financial Highlights FTD Acquisition Appendix Agenda

38 United Online Non-GAAP Definitions: Adjusted OIBDA and Segment Adjusted OIBDA (1) United Online defines adjusted operating income before depreciation and amortization (adjusted OIBDA) as operating income before depreciation; amortization; stock-based compensation; restructuring and related charges; and impairment of goodwill, intangible assets and long-lived assets. United Online’s definition of adjusted OIBDA has been modified from time to time. Management believes that because adjusted OIBDA excludes (1) certain non-cash expenses (such as depreciation, amortization, stock-based compensation, and impairment of goodwill, intangible assets and long-lived assets); and (2) expenses that are not reflective of the company’s core operating results over time (such as restructuring and related charges), this measure provides investors with additional useful information to measure the company’s financial performance, particularly with respect to changes in performance from period to period. Management uses adjusted OIBDA to measure the company’s performance. The company’s board of directors has used this measure in determining certain compensation incentives for certain members of the company’s management. Adjusted OIBDA is not determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. A limitation associated with the use of adjusted OIBDA is that it does not reflect the periodic costs of certain tangible and intangible assets used in generating revenues in the company’s business. United Online’s management evaluates the costs of such tangible and intangible assets through other financial activities such as evaluations of capital expenditures and purchase accounting. An additional limitation associated with this measure is that it does not include stock-based compensation expenses related to the company’s workforce. Management compensates for this limitation by providing a summary of stock-based compensation expenses on the face of the consolidated statements of operations. A further limitation associated with the use of this measure is that it does not reflect the costs of restructuring and related charges and impairment of goodwill, intangible assets and long-lived assets. Management compensates for this limitation by providing supplemental information about restructuring and related charges and impairment charges within its financial press releases and SEC filings, when applicable. An additional limitation associated with the use of this measure is that the term adjusted OIBDA does not have a standardized meaning. Therefore, other companies may use the same or a similarly named measure but exclude different items or use different computations, which may not provide investors a comparable view of the company’s performance in relation to other companies. Management compensates for this limitation by presenting the most comparable GAAP measure, operating income, directly ahead of adjusted OIBDA within its financial press releases and by providing a reconciliation that shows and describes the adjustments made. A reconciliation to operating income is provided in the accompanying reconciliation tables. Adjusted OIBDA for each of United Online’s segments is defined by United Online as segment income from operations, as set forth in the company’s Forms 10-K and Forms 10-Q, before stock-based compensation, restructuring and related charges and impairment of goodwill, intangible assets and long-lived assets. United Online’s definition of adjusted OIBDA for each of the company’s segments has been modified from time to time. Management believes that because segment adjusted OIBDA and segment adjusted OIBDA as a percentage of segment revenues exclude (1) certain non-cash expenses (such as stock-based compensation, and impairment of goodwill, intangible assets and long-lived assets); and (2) expenses that are not reflective of the segment’s core operating results over time (such as restructuring and related charges), these measures provide investors with additional useful information to evaluate the company’s segment financial performance, particularly with respect to changes in performance from period to period. Segment adjusted OIBDA and segment adjusted OIBDA as a percentage of segment revenues are not determined in accordance with GAAP and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. A limitation associated with this measure is that it does not include stock-based compensation expenses related to the company’s workforce. Management compensates for this limitation by providing a summary of stock-based compensation expenses on the face of the consolidated statements of operations. A further limitation associated with the use of these measures is that they do not reflect the costs of restructuring and related charges and impairment charges related to an operating segment. Management compensates for this limitation by providing supplemental information about restructuring and related charges and impairment charges by segment within its financial press releases and SEC filings, when applicable. A reconciliation to segment income from operations is provided in the accompanying reconciliation tables.

39 United Online and FTD Non-GAAP Definitions: Pay Accounts (UNTD), Free Cash Flow (UNTD) and Adjusted EBITDA (FTD) (2) United Online defines a pay account as a unique billing relationship with a customer who subscribes to one or more of the company’s services. A pay account does not equate to a unique subscriber since one subscriber could have several pay accounts. (3) United Online defines free cash flow as net cash provided by operating activities, less capital expenditures and including the excess tax benefits from stock-based compensation and cash paid for restructuring and related charges. United Online’s management believes that free cash flow provides investors with additional useful information to measure operating liquidity because it reflects the company’s operating cash flows after investing in capital assets and prior to cash paid for restructuring and related charges. It also fully reflects the tax benefits realized by the company from stock-based compensation. This measure is used by United Online management, and may also be useful for investors, to assess the company’s ability to pay its quarterly dividend, repay debt obligations, generate cash flow for a variety of strategic opportunities, including reinvestment in the business, and effect potential acquisitions and share repurchases. Free cash flow is not determined in accordance with GAAP and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. A limitation of free cash flow is that it does not represent the total increase or decrease in cash during the period. An additional limitation associated with the use of this measure is that the term free cash flow does not have a standardized meaning. Therefore, other companies may use the same or a similarly named measure but exclude different items or use different computations, which may not provide investors a comparable view of the company’s performance in relation to other companies. United Online management compensates for this limitation by presenting the most comparable GAAP measure, net cash provided by operating activities, directly ahead of free cash flow within its financial press releases and by providing are conciliation that shows and describes the adjustments made. A reconciliation to net cash provided by operating activities is provided in the accompanying reconciliation tables. (4) FTD defines EBITDA as net income before net interest expense, income tax expense, depreciation and amortization. FTD defines Adjusted EBITDA as EBITDA plus expenses and minus income items that are not considered reflective of the FTD’s core operations. FTD uses EBITDA and Adjusted EBITDA as supplemental measures of performance. FTD presents Adjusted EBITDA because it considers it an important supplemental measure of performance, as it is used as a performance measure under the senior credit facility entered into in connection with the acquisition of Interflora Holdings Limited, the indenture governing the Notes and the company’s executive compensation plan. The adjustment made in the calculation of Adjusted EBITDA, as described above, is an adjustment that would be made in calculating FTD’s performance for purposes of coverage ratios under the senior credit facility and the indenture governing the Notes, and FTD’s executive compensation plan bases incentive compensation payments in significant part on FTD’s performance measured using Adjusted EBITDA as presented above. Measures similar to EBITDA and Adjusted EBITDA are also widely used by FTD and by others in FTD’s industry to evaluate and price potential acquisition candidates. FTD believes EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (affecting relative interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and book depreciation of facilities and equipment (affecting relative depreciation expense), other (income) expense, net (including foreign currency transactions) and other expenses or income items that are not considered reflective of FTD’s core operations. FTD also presents EBITDA and Adjusted EBITDA because it believes they are frequently used by investors and other interested parties in the evaluation of high yield issuers, many of which present EBITDA and/or Adjusted EBITDA when reporting their results. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of FTD’s results as reported under GAAP. Some of the limitations of EBITDA and Adjusted EBITDA are that they do not reflect FTD’s cash expenditures for capital expenditures, they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on FTD’s debt, they do not reflect changes in, or cash requirements for, the FTD’s working capital requirements, they do not reflect other expenses or gains excluded above and other companies in FTD’s industry may calculate these measures differently than presented above. FTD compensates for these limitations by relying primarily on GAAP results and using EBITDA and Adjusted EBITDA only supplementally. A reconciliation to net income is provided in the accompanying reconciliation tables.

40 United Online Non-GAAP Reconciliations: Adjusted OIBDA and Segment Adjusted OIBDA UNITED ONLINE, INC. Unaudited Reconciliation of Operating Income to Adjusted Operating Income Before Depreciation and Amortization (OIBDA) (in thousands, except percentages) Year Ended December 31, 2007 December 31, 2006 December 31, 2005 December 31, 2004 December 31, 2003 December 31, 2002 Operating income 92,301 $ 74,019 $ 86,560 $ 79,493 $ 49,493 $ (7,250) $ Depreciation 20,150 21,290 15,481 8,003 7,911 15,364 Amortization of intangible assets 12,800 17,640 21,799 20,403 15,856 17,853 Operating income before depreciation and amortization 125,251 112,949 123,840 107,899 73,260 25,967 Stock-based compensation 19,549 19,168 9,952 2,449 42 2,919 Restructuring charges 3,419 627 - - - - Impairment of goodwill, intangible assets and long-lived assets - 13,285 - - - - Restructuring and merger-related charges(a) - - - - 219 2,971 Facility-exit costs(b) - - - 3,257 - - Adjusted operating income before depreciation and amortization 148,219 $ 146,029 $ 133,792 $ 113,605 $ 73,521 $ 31,857 $ Adjusted OIBDA as a % of revenues 28.9% 27.9% 25.5% 25.3% 21.7% 13.9% (a) Represents restructuring and merger-related charges incurred in connection with the merger of Juno and NetZero and the acquisition of certain assets of BlueLight. These costs are primarily attributable to stay bonuses, contract termination fees, write-offs of leasehold improvements and employee severance payments. (b) Represents costs incurred in connection with the relocation of the company’s corporate offices. These costs are primarily attributable to lease termination fees and accelerated depreciation incurred in connection with terminated leases. UNITED ONLINE, INC. Unaudited Reconciliation of Segment Income from Operations to Segment Adjusted OIBDA (in thousands, except percentages) 2008 2007 Classmates Media: Segment income from operations 7,953 $ 4,321 $ Stock-based compensation 3,863 837 Segment adjusted operating income before depreciation and amortization 11,816 $ 5,158 $ Segment adjusted OIBDA as a % of segment revenues 22.8% 12.2% Communications: Segment income from operations 20,485 $ 26,043 $ Stock-based compensation 6,147 3,210 Restructuring charges 206 - Segment adjusted operating income before depreciation and amortization 26,838 $ 29,253 $ Segment adjusted OIBDA as a % of segment revenues 38 .4% 33.50% Quarter Ended March 31,

41 United Online and FTD Non-GAAP Reconciliations: Free Cash Flow (UNTD) and Adjusted EBITDA (FTD) FTD GROUP Unaudited Reconciliation of Net Income to Adjusted EBITDA (in thousands) 3/31/2007 6/30/2007 9/30/2007 12/31/2007 12/31/2007 Net income, as reported (GAAP basis) 9,615 $ 10,747 $ 8,156 $ 8,966 $ 37,484 $ plus: Interest expense, net 5,955 5,791 6,085 5,836 23,667 plus: Depreciation and amortization 3,689 3,445 3,221 3,198 13,553 plus: Income tax expense 6,310 6,949 2,822 5,496 21,577 EBITDA 25,569 2 6,932 20,284 23,496 96,281 less: Other expense (income), net 570 (204) (210) (138) 18 Adjusted EBITDA 26,139 $ 26,728 $ 20,074 $ 23,358 $ 96,299 $ Unaudited Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (in thousands) 2008 2007 Net cash provided by operating activities 28,999 $ 25,206 $ Add (deduct): Capital expenditures (2,799) (5,797) Excess tax benefits from stock-based compensation 226 868 Cash paid for restructuring charges 151 - Free cash flow 26,577 $ 20,277 $ Quarter Ended March 31, Quarters Ended, Year Ended, Note: FTD fiscal year ends on June 30